SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Salomon Brothers Inflation Management Fund, Inc.
(IMF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

79550V109
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There is one exhibit attached.




Item 1.  Security and Issuer

Common Stock
Salomon Brothers Inflation Management Fund, Inc.
Salomon Brothers Asset Management
125 Broad Street
New York, New York 10004


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).

(d)  None of George W. Karpus, Jo Ann Van Degriff, or Sophie Karpus
(?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 549,404 shares of IMF on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney, which represents 5.70% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

(a) KIM has purchased Shares for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of IMF fit the investment guidelines for various Accounts. Shares have been acquired since March 24, 2005.

(b) A press release announcing that a settlement agreement has been reached with the Fund, as well as the basic terms of that settlement agreement is attached hereto (Exhibit 1).


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM owns 549,404 shares, which represents 5.70% of the outstanding shares. Karpus Investment Management Profit Sharing Plan currently owns 700 shares, purchased on March 17, 2006 at $16.54. Garnsey Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W.
Karpus owns 6.01%, Jo Ann Van Degriff owns 1.84% and Kathleen F.
Crane owns 0.07%.  Garnsey Partners L.P. currently owns 46,850 shares.
 Apogee Partners L.P. is a also a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.35% and
Dana R. Consler owns 0.63%. Apogee Partners currently owns 44,200 shares of IMF. None of the other Principals of KIM presently own shares of IMF.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share
3/1/2006
130
16.78
3/1/2006
-12790
16.80
3/3/2006
13000
16.78
3/6/2006
5425
16.73
3/7/2006
150
16.65
3/10/2006
5000
16.6
3/14/2006
7860
16.57
3/15/2006
5000
16.52
3/16/2006
1200
16.50
3/17/2006
7445
16.54
3/20/2006
2650
16.53
3/21/2006
3400
16.56
3/22/2006
15200
16.51
3/23/2006
4850
16.51
3/24/2006
6025
16.49
3/27/2006
9050
16.49
3/28/2005
1900
16.47
3/29/2006
5000
16.52

The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

On February 13, 2006, George W. Karpus, Karpus Management, Inc.
(d/b/a Karpus Investment Management) and its directors, officers and all of its respective affiliates entered into a settlement agreement with Salomon Brothers Inflation Management Fund, Inc. (the ?Settlement Agreement?). The summary of the settlement reached by Karpus and the Fund referred to in the press release is qualified in its entirety by reference to the full text of the settlement agreement reached, which has been filed by the Fund with the SEC (available for free at http://www.sec.gov). Karpus, the Fund and SBAM have agreed not to make any additional public statements relating to the settlement. Except for the Settlement Agreement, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the IMF securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Karpus Management, Inc.



By:
Name:  	Dana R. Consler
Title:  		Senior Vice President
Date:		April 7, 2006